UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Greenestone Healthcare Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
394811103
(CUSIP Number)
12/24/2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 394811103

13D

Page 2 of 4 Pages











1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION
NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Irwin Zalcberg


2.

CHECK THE APPROPRIATE BOX IF
A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

Irwin Zalcberg's personal funds (PF).



5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     ?



6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America








NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

2,000,000


8.

SHARED VOTING POWER




9.

SOLE DISPOSITIVE POWER

2,000,000


10.

SHARED DISPOSITIVE POWER








11.

AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

2,000,000


12.

CHECK BOX IF THE AGGREGATE
AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)    ?


13.

PERCENT OF
CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%


14.

TYPE OF REPORTING PERSON
(see instructions)

IN








CUSIP No. 394811103

13D

Page 3 of 4 Pages











Item 1.  Security and Issuer.
Common Shares, $0.01 par value and
Warrants to purchase Common Shares
Greenestone Healthcare Corporation
5734 Yonge Street, Suite 300
North York, Ontario, Canada M2M 4E7

Item 2.  Identity and Background.
(a) Irwin Zalcberg
(b) 52118 Lake Park Drive, Grand Beach, MI 49117
(c) Investor, 52118 Lake Park Drive, Grand Beach, MI 49117
(d) None
(e) None
(f)  USA

Item 3.  Source or Amount of Funds or Other Consideration.
Each of the following transactions was funded with Irwin Zalcberg's personal funds:

December 24, 2013 - 1,000,000 common shares and
1,000,000 detachable warrants to purchase common shares at an exercise price of $0.15 for an aggregate purchase price of $85,000.00.

Item 4.  Purpose of Transaction.
None

Item 5.  Interest in Securities of the Issuer.
(a) Amount Beneficially Owned:
1,000,000 Common Shares.
1,000,000 warrants.
2,000,000 Aggregate Shares; 5.5% of the class.
(b) Number of shares as to which such person has:
(i)  Sole power to vote:  2,000,000 Common Shares
(ii) Sole power to dispose or to direct the disposition of: 2,000,000 Common Shares
(c) All transactions effected by Irwin Zalcberg.
(d) None
(e) N/A

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
None

Item 7.  Material to Be Filed as Exhibits.
None.






CUSIP No. 394811103

13D

Page 4 of 4 Pages





SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



1/16/14
Date

/s/ Irwin Zalcberg
Signature

Irwin Zalcberg
Name/Title